Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Three and nine months ended September 30, 2018

(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2018.

1

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	Note	September 30, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents		$20,227,835	$5,260,480
Short-term investments		51,780,000	-
Accounts receivable	5	8,566,601	8,588,255
Consideration receivable	4	-	82,678,366
Holdback receivable	4	12,592,083	-
Inventories	6	4,334,892	3,075,006
Prepaid expenses		2,852,298	903,914
Assets held for sale	4	-	14,052,861
Total current assets		100,353,709	114,558,882
Non-current assets:
Property and equipment		277,587	221,622
Intangible assets		1,682,850	1,756,300
Holdback receivable	4	-	12,068,773
Deferred tax assets		292,604	326,108
Total non-current assets		2,253,041	14,372,803
Total assets		$102,606,750	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	8(b),9(a),10(a) & 10(b)	$14,092,321	$10,371,103
Accrued transaction costs	4	-	22,360,730
Current income taxes payable		618,480	2,428,560
Current portion of royalty obligation	7	1,375,681	1,537,202
Liabilities held for sale	4	-	6,976,313
Total current liabilities		16,086,482	43,673,908
Non-current liabilities
Royalty obligation	7	2,770,554	2,911,810
License fee payable		-	501,800
Other long-term liabilities		-	1,135,007
Total non-current liabilities		2,770,554	4,548,617
Total liabilities		18,857,036	48,222,525
Equity:
Share capital	8(b)	124,166,245	125,733,727
Warrants	8(d)	1,948,805	1,948,805
Contributed surplus		7,463,748	6,897,266
Accumulated other comprehensive income		2,106,640	673,264
Deficit		(51,935,724)	(54,543,902)
Total equity		83,749,714	80,709,160
Commitments and contingencies	9
Subsequent events	8(b) & 8(c)
Total liabilities and equity		$102,606,750	$128,931,685

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net Income (loss) and Comprehensive Income (loss)
(expressed in Canadian dollars)
(unaudited)

	Note	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Revenue, net
Product sales, net		$7,349,998	$7,037,280	$21,214,752	$22,104,857
Cost of goods sold	6	974,175	843,743	2,965,043	2,175,591
Gross Profit		6,375,823	6,193,537	18,249,709	19,929,266

Expenses
Selling, general and administrative		4,690,070	3,578,040	13,668,128	11,191,072
Research and development		1,399,701	807,062	3,379,831	3,561,630
		6,089,771	4,385,102	17,047,959	14,752,702
Income before the undernoted		286,052	1,808,435	1,201,750	5,176,564

Other income:
Revaluation of holdback receivable		66,558	-	233,906	-
		66,558	-	233,906	-

Finance costs (income):
Finance (income) expense, net	7	(88,311)	290,346	(106,741)	924,516
Foreign exchange (gain) loss, net		916,320	(180,258)	(1,119,091)	(454,727)
		828,009	110,088	(1,225,832)	469,789
Net income (loss) before taxes		(475,399)	1,698,347	2,661,488	4,706,775
Income tax expense:
Current		(65,350)	(133,710)	(208,470)	(419,992)
Deferred		(4,271)	-	(43,475)	-
Net income (loss) before discontinued operations		(545,020)	1,564,637	2,409,543	4,286,783
Net loss from discontinued operations, net of tax	4	-	(5,872,399)	-	(12,315,065)
Net income (loss)		$(545,020)	$(4,307,762)	$2,409,543	$(8,028,282)
Translation adjustment, attributable to:
Continuing operations		(650,036)	(38,092,085)	1,433,376	(38,395,125)
Discontinued operations		-	29,880,953	-	29,922,124
Comprehensive income (loss)		$(1,195,056)	$(12,518,894)	$3,842,919	$(16,501,283)

Earnings (loss) per share from continuing operations:
Basic	8(e)	$(0.03)	$0.10	$0.15	$0.27
Diluted	8(e)	$(0.03)	$0.09	$0.14	$0.24

Loss per share from discontinued operations::
Basic	8(e)	$-	$(0.38)	$-	$(0.79)
Diluted	8(e)	$-	$(0.38)	$-	$(0.79)

Earnings (loss) per share:
Basic	8(e)	$(0.03)	$(0.28)	$0.15	$(0.52)
Diluted	8(e)	$(0.03)	$(0.29)	$0.14	$(0.55)

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian dollars)
(unaudited)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Equity (Deficit)	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,289,953)	$36,868,737	$2,090,000	$38,958,737
Net loss for the nine months ended September 30, 2017		-	-	-	-	(8,028,282)	(8,028,282)	-	(8,028,282)
Other comprehensive loss for the nine months ended September 30, 2017		-	-	-	(8,473,001)	-	(8,473,001)	(159,964)	(8,632,965)
Reclassification of Class E common shares in Apicore		-	-	-	-	-	-	689,136	689,136

Transactions with owners, recorded directly in equity
Share-based compensation	8(c)	-	-	-	-	-	-	132,346	132,346
Stock options exercised	8(c)	506,933	-	(235,204)	-	-	271,729	-	271,729
Warrants exercised	8(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Total transactions with owners		670,612	(71,347)	(235,204)	-	-	364,061	132,346	496,407
Balance, September 30, 2017		$125,370,957	$1,948,805	$6,520,997	$(7,791,009)	$(105,318,235)	$20,731,515	$2,751,518	$23,483,033

Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160
Net income for the nine months ended September 30, 2018		-	-	-	-	2,409,543	2,409,543	-	2,409,543
Other comprehensive income for the nine months ended September 30, 2018		-	-	-	1,433,376	-	1,433,376	-	1,433,376

Transactions with owners, recorded directly in equity
Buy-back of common shares	8(b)	(2,143,560)	-	-	-	198,635	(1,944,925)	-	(1,944,925)
Share-based compensation	8(c)	-	-	820,093	-	-	820,093	-	820,093
Stock options exercised	8(c)	576,078	-	(253,611)	-	-	322,467	-	322,467
Total transactions with owners		(1,567,482)	-	566,482	-	198,635	(802,365)	-	(802,365)
Balance, September 30, 2018		$124,166,245	$1,948,805	$7,463,748	$2,106,640	$(51,935,724)	$83,749,714	$-	$83,749,714

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

For the nine months ended September 30	Note	2018	2017
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the period		$2,409,543	$4,286,783
Net loss from discontinued operations for the period	4	-	(12,315,065)
		2,409,543	(8,028,282)
Adjustments for:
Current income tax expense		208,470	419,992
Deferred income tax expense (recovery)		43,475	(3,788,483)
Revaluation of holdback receivable		(233,906)	-
Amortization of property and equipment		71,477	1,111,106
Amortization of intangible assets		129,906	6,633,940
Share-based compensation	8(c)	820,093	132,346
Finance (income) expense, net	7	(106,741)	8,183,727
Unrealized foreign exchange gain		(1,119,091)	(971,229)
Change in the following:
Accounts receivable		656,911	5,544,375
Inventories		(1,259,886)	1,473,826
Prepaid expenses		(1,948,384)	(8,032,325)
Other assets		-	36,309
Accounts payable and accrued liabilities		6,340,762	1,552,124
Deferred revenue		-	30,511,346
Other long-term liabilities		-	50,895
Interest received (paid), net		156,509	(4,657,877)
Income taxes paid		(2,041,317)	(439,143)
Royalties paid	7, 9(c)	(1,166,203)	(1,374,534)
Cash flows from operating activities		2,961,618	28,358,113
Investing activities:
Proceeds from Apicore Sale Transaction, net of tax		65,234,555	-
Acquisition of short-term investments, net		(51,780,000)	-
Acquisition of property and equipment		(127,442)	(1,089,868)
Acquisition of Class C common shares of Apicore		-	(31,606,865)
Acquisition of Class E common shares of Apicore		-	(2,640,725)
Cash flows from (used in) investing activities		13,327,113	(35,337,458)
Financing activities:
Proceeds from exercise of stock options	8(c)	322,467	271,729
Proceeds from exercise of Apicore stock options		-	421,942
Proceeds from exercise of warrants	8(d)	-	92,332
Buy-back of common shares	8(b)	(1,905,366)	-
Repayment of long-term debt		-	(13,628,614)
Decrease in cash in escrow		-	12,809,072
Finance lease payments		-	(119,355)
Proceeds from short-term borrowings		-	(343,802)
Cash flows used in financing activities		(1,582,899)	(496,696)
Foreign exchange gain (loss) on cash held in foreign currency		261,523	(11,364)
Increase (decrease) in cash		14,967,355	(7,487,405)
Cash and cash equivalents, beginning of period		5,260,480	12,266,177
Cash and cash equivalents, end of period		$20,227,835	$4,778,772

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On December 14, 2017, the Company announced, through its subsidiary Medicure International, Inc., it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium), in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States.

On August 13, 2018, the Company announced that the FDA has approved its Abbreviated New Drug Application (“ANDA”) for Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“SNP”), a generic intravenous cardiovascular product. The Company’s intention is that SNP will be launched using its existing commercial sales force and infrastructure in the first quarter of 2019.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or in-license additional cardiovascular products.

During 2017, the Company, through Apicore, was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. In October 2017 and January 2018, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business, respectively, and the Company no longer participates in this line of business.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company's audited consolidated financial statements for the year ended December 31, 2017. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2017.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 20, 2018.

6

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

2.	Basis of preparation of financial statements (continued)

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Assets and liabilities of Apicore’s Indian business which are held for sale at December 31, 2017 are recorded at fair value.

Certain of the comparative figures have been reclassified to conform with the presentation in the current year including the reclassifications on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss) and the condensed consolidated interim statement of cash flows for the three and nine months ended September 30, 2017 to reflect discontinued operations as described in note 4.

(c)	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2017:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(e): Provisions for returns, chargebacks and discounts

•	Note 3(g): The measurement and valuation of inventories

•	Note 3(j): The measurement and period of use of intangible assets

•	Note 3(k): The estimation of accruals for research and development costs

•	Note 3(n)(ii): The assumptions and model used to estimate the value of share-based payment transactions and warrants

•	Note 3(p): The measurement of the amount and assessment of the recoverability of income tax assets
7

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations

The accounting policies adopted in the preparation of these condensed consolidated interim financial statements for the three and nine months ended September 30, 2018 are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement of financial instruments, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement bases for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	Amortized cost
Holdback receivable	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Income taxes payable	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liabilities	Other financial liabilities	Amortized cost

8

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.	New standards and interpretations (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

New standards not yet adopted

As at September 30, 2018, the following standard has been issued but is not yet effective:

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company is currently evaluating the impact of the above amendments on its condensed consolidated interim financial statements.

4.	Discontinued operations

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017.

Under the Apicore Sale Transaction, the Company received a payment of U.S. $57,623,125 upon the closing of the transaction. Additional working capital and deferred payments of U.S. $52,886,588 were received in January 2018 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount had been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. during January 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

The funds received by the Company under the Apicore Sales Transaction and the funds still to be received, consisting of the holdback receivable, which becomes payable during the first half of 2019, reflects the net proceeds after payment of all transaction costs, including commissions and transaction bonuses, the redemption of any outstanding Apicore employee stock options and the redemption of the Class A-1 preferred shares.

9

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.	Discontinued operations (continued)

Set out below is the financial performance for the three and nine months ended September 30, 2018 and 2017 relating to the Apicore business:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Revenue	$-	$3,751,173	$405,264	$17,727,521
Expenses	-	(11,497,665)	(405,264)	(33,831,069)
Loss from discontinued operations before income tax recovery	$-	$(7,746,492)	$-	$(16,103,548)
Income tax recovery	-	1,874,093	-	3,788,483
Loss from discontinued operations	$-	$(5,872,399)	$-	$(12,315,065)

Set out below is the cash flow information for the nine months ended September 30, 2018 and 2017 relating to the Apicore business:

	2018	2017
Net cash flows from operating activities	$-	$32,333,987
Net cash flows used in investing activities	-	(1,060,335)
Net cash flows used in financing activities	-	(31,494,069)
Net cash flows used in discontinued operations	$-	$(220,417)

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,076,548. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

5.	Accounts receivable

	September 30, 2018	December 31, 2017
Trade accounts receivable	$7,720,922	$8,496,281
Other accounts receivable	845,679	91,974
	$8,566,601	$8,588,255

As at September 30, 2018, there were three customers with amounts owing greater than 10% of the Company’s trade accounts receivable which totaled 95% in aggregate (Customer A – 46%, Customer B – 26%, Customer C – 23%).

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s trade accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

10

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

6.	Inventories

	September 30, 2018	December 31, 2017
Finished product available-for-sale	$2,585,987	$2,058,776
Unfinished product and packaging materials	1,748,905	1,016,230
	$4,334,892	$3,075,006

Inventories expensed as part of cost of goods sold during the three and nine months ended September 30, 2018 totaled $908,825 and $2,835,137, respectively (2017 - $843,743 and $2,175,591)

7.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the long-term development timeline associated with the commercialization of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The initial fair value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is subsequently measured at amortized cost using the effective interest rate method at each reporting date resulting in a carrying value at September 30, 2018 of $4,164,235 (December 31, 2017 - $4,449,011) of which $1,375,681 (December 31, 2017 - $1,537,202) represents the current portion of the royalty obligation. The change in the royalty obligation for the three and nine months ended September 30, 2018 of $231,760 and $685,025, respectively (2017 - $263,816 and $830,082) is recorded within finance income on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss). Royalties for the three and nine months ended September 30, 2018 totaled $516,342 and $1,159,042, respectively (2017 - $412,637 and $1,297,855) with payments made during the three and nine months ended September 30, 2018 of $453,268 and $1,166,203, respectively (2017 - $452,513 and $1,374,534).

8.	Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

11

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (8c)	207,950	869,703
Shares issued upon exercise of warrants (8d)	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727
Shares issued upon exercise of stock options (8c)	190,835	576,078
Shares repurchased and cancelled under a normal course issuer bid(*)	(260,000)	(2,063,560)
Balance, shares outstanding, September 30, 2018	15,713,162	$124,246,245
Shares repurchased to be cancelled under a normal course issuer bid – held in treasury at September 30, 2018(*)	(10,100)	(80,000)
Balance, excluding shares held in treasury, September 30, 2018	15,703,062	$124,166,245

(*)On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares representing five percent of the common shares outstanding of the Company at the time, over the twelve month period that the NCIB is in place. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

During the three and nine months ended September 30, 2018 the Company repurchased 53,700 and 270,100, respectively common shares of which 260,000 were cancelled at September 30, 2018 and 10,100 were held in treasury at September 30, 2018 and cancelled subsequent to September 30, 2018. The aggregate price paid for these common shares for the three and nine months ended September 30, 2018 totaled $371,992 and $1,944,925, respectively and $39,559 was recorded within accounts payable and accrued liabilities as at September 30, 2018. As a result of the NCIB, during the three and nine months ended September 30, 2018 the Company recorded $53,824 and $198,635, respectively directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $2,143,560.

Subsequent to September 30, 2018, the Company repurchased an additional 28,900 common shares to be cancelled for an aggregate cost of $189,704.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years.

12

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued)

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the nine months ended September 30, 2018 and 2017 are as follows:

	September 30, 2018		September 30, 2017
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58	1,387,000	$2.37
Granted	200,000	7.25	-	-
Exercised	(190,835)	(1.69)	(66,250)	(4.10)
Forfeited, cancelled or expired	(168,250)	(6.83)	(36,833)	(7.23)
Balance, end of period	1,443,042	$3.96	1,283,917	$2.14
Options exercisable, end of period	1,010,842	$2.57	1,283,917	$2.14

Options outstanding at September 30, 2018 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	4.61 years	$0.30	185,000
$0.31 - $1.00	5,334	0.54 years	$0.60	5,334
$1.01 - $3.00	561,433	3.66 years	$1.60	561,433
$3.01 - $5.00	35,500	2.15 years	$3.90	35,500
$5.01 - $7.30	655,775	4.12 years	$7.05	223,575
$0.30 - $7.30	1,443,042	3.94 years	$3.96	1,010,842

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the three and nine months ended September 30, 2018 was $144,893 and $820,093, respectively (2017 – nil and nil) and is recorded within selling, general and administrative expenses in the statements of net income (loss) and comprehensive income (loss). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

During the three and nine months ended September 30, 2017, the Company recorded $9,605 and $132,346, respectively of stock-based compensation expense within loss from discontinued operations on the statement of net income (loss) and comprehensive income (loss) relating to stock options in Apicore.

13

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(c)	Stock option plan (continued)

The compensation expense for stock options granted during the nine months ended September 30, 2018 was determined based on the fair value of the options at the date of measurement using following assumptions in the Black-Scholes option pricing model:

Expected option life	4.4 years
Risk free interest rate	1.93% - 2.04%
Dividend yield	Nil
Expected volatility	85.14% - 93.72%

Subsequent to September 30, 2018, 16,050 stock options were exercised, 12,000 at an exercise price of $1.90, 3,000 at an exercise price of $3.90 and 1,050 at an exercise price of $6.16, resulting in the issuance of 16,050 common shares of the Company. Additionally, subsequent to September 30, 2018, 16,500 stock options were cancelled.

(d)	Warrants

On November 17, 2016, the Company issued 900,000 warrants to lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which was netted against the associated long-term debt on the condensed consolidated statements of financial position.

Changes in the number of Canadian dollar denominated warrants outstanding during the nine months ended September 30, 2018 and 2017 are as follows:

	September 30, 2018		September 30, 2017
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	941,969	$6.31
Exercised	-	-	(41,969)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50

14

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(e)	Per share amounts (continued)

The weighted average number of common voting shares outstanding for the three and nine months ended September 30, 2018 was 15,748,139 and 15,824,884, respectively. The weighted average number of common voting shares outstanding for the three and nine months ended September 30, 2017 was 15,633,535 and 15,593,251, respectively. The dilution created by options and warrants has been reflected in the diluted earnings (loss) per share amounts.

The following table reflects the calculation of basic earnings (loss) per share for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30, 2018	Three months ended September 30,2017	Nine months ended September 30, 2018	Nine months ended September 30,2017
Earnings (loss) per share from continuing operations	$(0.03)	$0.10	$0.15	$0.27
Loss from discontinued operations	-	(0.38)	-	(0.79)
Total basic earnings (loss) per share	$(0.03)	$(0.28)	$0.15	$(0.52)

The following table reflects the calculation of diluted earnings (loss) per share for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Earnings (loss) per share from continuing operations	$(0.03)	$0.09	$0.14	$0.24
Loss from discontinued operations(*)	-	(0.38)	-	(0.79)
Total diluted earnings (loss) per share	$(0.03)	$(0.29)	$0.14	$(0.55)

(*) Loss from discontinued operations for the three and nine months ended September 30, 2017 were not diluted as it would be anti-dilutive.

The following table reflects the income (loss) used in the basic earnings (loss) per share computations for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30, 2018	Three months ended September 30,2017	Nine months ended September 30, 2018	Nine months ended September 30,2017
Net income (loss) before discontinued operations	$(545,020)	$1,564,637	$2,409,543	$4,286,783
Loss from discontinued operations	-	(5,872,399)	-	(12,315,065)
	$(545,020)	$(4,307,762)	$2,409,543	$(8,028,282)

15

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.	Capital Stock (continued):

(e)	Per share amounts (continued)

The following table reflects the income (loss) and share data used in the denominator of the basic earnings (loss) per share and diluted earnings (loss) per share computations for the three months ended September 30, 2018 and 2017:

	Three months ended September 30, 2018	Three months ended September 30,2017	Nine months ended September 30, 2018	Nine months ended September 30,2017
Weighted average shares outstanding for basic Earnings (loss) per share	15,748,139	15,633,535	15,824,884	15,593,251
Effects of dilution from:
Stock options	-	1,272,677	889,842	1,272,677
Warrants	-	900,000	900,000	900,000
Weighted average shares outstanding for diluted earnings (loss) per share	15,748,139	17,806,212	17,614,726	17,765,928

Effects of dilution from 553,200 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings (loss) per share for the nine months ended September 30, 2018 as their exercise prices exceeded the Company’s share price on the TSX-V at September 30, 2018. Effects of dilution from 1,443,042 stock options and 900,000 warrants were excluded in the calculation of weighted average shares outstanding for diluted earnings (loss) per share for the three months ended September 30, 2018 as it would be anti-dilutive. Effects of dilution from 11,240 stock options were excluded in the calculation of weighted average shares outstanding for diluted earnings per share for the three and nine months ended September 30, 2017 as their exercise prices exceeded the Company’s share price on the TSX-V at September 30, 2017.

9.	Commitments and contingencies

(a)	Commitments

As at September 30, 2018, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2018 - remaining	$768,820
2019	1,227,823
2020	1,051,157
2021	1,051,157
2022	1,190,843
Thereafter	388,350
$5,678,150

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 493,000 Euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019.

16

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9.	Commitments and contingencies (continued)

(a)	Commitments (continued)

Effective January 1, 2018, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the U.S. and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the FDA, which was converted to final approval on December 19, 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and the Company will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending legal proceedings relating to PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the condensed consolidated interim statement of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. As at September 30, 2018, no amounts have been accrued or paid as it pertains to this profit-sharing arrangement.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c)	Royalties

As a part of a previously completed debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and nine months ended September 30, 2018 totaled $516,342 and $1,159,042, respectively (2017 - $412,637 and $1,297,855) with payments made during the three and nine months ended September 30, 2018 of $453,268 and $1,166,203, respectively (2017 - $452,513 and $1,374,534).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

17

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9.	Commitments and contingencies (continued)

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the claim against the licensor by the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product.

10.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. For the 2017 periods, the Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2017 and his compensation has been excluded from the table below.

In addition to their salaries, the Company also provides non-cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Salaries, fees and short-term benefits	$169,959	$206,796	$522,511	$601,839
Share-based payments	106,164	-	541,375	-
	$276,123	$206,796	$1,063,886	$601,839

18

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Related party transactions (continued)

(a)	Key management personnel compensation (continued)

As at September 30, 2018, there was $8,218 recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided (December 31, 2017 - $1,000).

(b)	Transactions with related parties

Directors and key management personnel control 16% of the voting shares of the Company as at September 30, 2018 (December 31, 2017 – 16%).

During the three and nine months ended September 30, 2018, the Company paid GVI, a company controlled by the President and Chief Executive Officer of the Company, a total of $21,250 and $63,750, respectively (2017 - $21,250 and $63,750) for business administration services, a total of $53,000 and $159,000, respectively (2017 - $53,000 and $159,000) in rental costs and a total of $11,550 and $35,400, respectively (2017 - $10,950 and $32,850) for commercial and information technology support services. As described in note 9(a), the business administration services are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("CDS"), a company controlled by the President and Chief Executive Officer of the Company. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the CDS agreement. During the three and nine months ended September 30, 2018, the Company paid CDS $199,836 and $633,173, respectively (2017 - $188,468 and $561,743) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer of the Company. During the three and nine months ended September 30, 2018, the Company paid CanAm $102,054 and $288,254, respectively (2017 - $103,842 and $353,043) for research and development services.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Dap Dhaduk $83,593 and $261,636, respectively for rental expenses which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 4), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited (“Aktinos”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Aktinos $501,814 and $1,599,056, respectively for purchases of inventory.

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid Omgene nil and $26,466, respectively for research and development services which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

Beginning with the acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, (note 4), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC. (“4C Pharma”), an entity significantly influenced by a close family member of the President and Chief Executive Officer of Apicore Inc. For the three and nine months ended September 30, 2017, the Company paid 4C Pharma $17,727 and $87,415, respectively for services provided which are recorded within loss from discontinued operations on the condensed consolidated interim statements of net income (loss) and comprehensive income (loss).

19

Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10.	Related party transactions (continued):

(b)	Transactions with related parties (continued)

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2018, included in accounts payable and accrued liabilities is $101,429 (December 31, 2017 - $67,704) payable to GVI, $237,570 (December 31, 2017 - $118,973) payable to CDS, and $96,647 (December 31, 2017 - $36,606) payable to CanAm, which are unsecured and payable on demand.

Effective July 18, 2016, the Company renewed its consulting agreement with its President and Chief Executive Officer of the Company, through A.D. Friesen Enterprises Ltd., a company owned by the President and Chief Executive Officer of the Company for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days written notice. As at September 30, 2018, there were no amounts included in accounts payable and accrued liabilities (December 31, 2017 – $125,000) payable to A. D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A. D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

11.	Segmented information

The operations of the Company were previously classified into two industry segments: the marketing and distribution of commercial products (at September 30, 2018 - AGGRASTAT® and ZYPITAMAGTM) and the manufacturing and distribution of API, which was classified as held for sale and discontinued operations (note 4) during 2017. In October 2017 and January 2018, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business, respectively and the Company is no longer involved in this line of business, which resulted in the Company having one industry segment at September 30, 2018. No operating segments have been aggregated to form these reportable operating segments.

Revenue generated from external customers from the marketing and distribution of commercial products for the nine months ended September 30, 2018 and 2017 was 100% from sales to customers in the United States.

During the nine months ended September 30, 2018, revenue was generated from seven customers. Customer A accounted for 33%, Customer B accounted for 31%, Customer C accounted for 28%, Customer D accounted for 5% and the remaining three customers accounted for 3% of revenue.

During the nine months ended September 30, 2017, revenue was generated from nine customers. Customer A accounted for 39%, Customer B accounted for 30%, Customer C accounted for 19%, Customer D accounted for 11% and the remaining five customers accounted for 1% of revenue.

Property and equipment and intangible assets are located in the following countries:

	September 30, 2018	December 31, 2017
Canada	$276,779	$218,488
Barbados	1,682,850	1,756,300
United States	808	3,134
	$1,960,437	$1,977,922

20